02042655

02-07-08

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, NW
Washington, D.C. 20549
UNITED STATES

PROCESSED
JUL 23 2002
THOMSON
FINANCIAL

SUPPL

Re: Sapa AB (File No 82-4589) – Rule 12g3-2(b)

Ladies and Gentlemen,

In connection with the Sapa AB's (the "Company's) exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find press releases this year:

Release of Sapa's interim report will be brought forward to 22 July (2002-07-08)
New Communication Manager at Sapa (2002-06-07)
Sapa's Interim Report January - March 2002 (2002-05-06)
Bulletin from the Sapa AB Annual General Meeting (2002-04-10)
Preliminary quarterly information Jan-March 2002 (2002-04-10)
Sapa releases preliminary quarterly information on 10 April (2002-04-09)
Annual General Meeting of Sapa AB (publ) (2002-03-11)
Bulletin from Sapa ABs Extraordinary General Meeting (2002-02-06)

These materials are being furnished under paragraph (b) (1) (i) of Rule 12g3-2(b) of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at +46 8 459 59 00 if you have any further comments or questions regarding the enclosures.

Very truly yours,

Gabriella Pihl for

Magnus Wittbom
General Counsel

Enclosure

Sapa AB
Postal Address **Box 5505, 114 85 Stockholm** Office Address **Humlegårdsgatan 17** Org no **556001-6122**
Telephone **+46-8-459 59 00** Fax **+46-8-459 59 50** Internet www.sapagroup.com

Press Release

8 July 2002

Release of Sapa's interim report will be brought forward to 22 July

Sapa AB's Board of Directors has decided to release the interim report earlier due to Elkem's intention to present an offer for all the outstanding shares in the company.

Sapa's interim report will be released during the afternoon of 22 July, instead of as previously announced 9 August.

"Due to current circumstances it is important to quickly inform all shareholders about the financial development of the company", says Staffan Bohman, President and CEO in Sapa.

For further information please contact Bo Askvik, CFO, telephone +46-8-459 59 18 or Gabriella Pihl, Communication Manager, telephone +46-8-459 59 62.

Sapa is an international industrial group focused on high value-added products based on the lightweight material aluminium. The products include profiles and heat-transfer strip in aluminium. Sapa has an annual turnover of approximately 12 billion SEK with 7,000 employees all over Europe and in USA and China. Sapa is one of Europe's leading companies within its field and the customers are found in the transport-, building-, engineering- and telecom industries. Sapa is registered on the A-list of Stockholmsbörsen.

Further information about Sapa can be found on our web site; www.sapagroup.com

Press Release

7 June 2002

New Communication Manager at Sapa

Sapa AB has appointed Gabriella Pihl as Communication Manager from 1 July 2002. Gabriella will have the overall responsibility for external and internal communication within the Group. She will report to Kåre Wetterberg, Executive Vice President in Sapa.

Gabriella joined Sapa two years ago and has previously worked for the management consulting firm Bain & Company after university studies at Stockholm University.

Investor relations activities will mainly be handled by CFO Bo Askvik, with administrative support from Gabriella.

For further information please contact Kåre Wetterberg, EVP, telephone: +46-8-459 59 43 or Gabriella Pihl, Communication Manager, telephone: +46-8-459 59 62 or +46-70-953 08 53.

Sapa is an international industrial group, which develops and markets value-added aluminium profiles, profile-based components and systems, and heat exchanger strip in aluminium. Sapa has an annual turnover of approximately 12 billion SEK, with 6,600 employees all over Europe and in USA and China. Sapa is one of Europe's leading companies within its field and the customers are found in the transport, building, engineering and telecom industries. Sapa is listed on the A-list of Stockholmsbörsen.

Further information about Sapa can be found on our web site www.sapagroup.com

Sapa AB

Postal Address **Box 5505, 114 85 Stockholm** Office Address **Humlegårdsgatan 17** Org no **556001-6122**
Telephone **+46-8-459 59 00** Fax **+46-8-459 59 50** Internet **www.sapagroup.com**

Press Release

6 May, 2002

Interim Report
January-March 2002

SAPA'S PROGRAMME OF MEASURES GIVES POSITIVE EFFECTS ON PROFIT

- Positive profit trend during Q1 2002
- Operating profit amounted to MSEK 101 (162)
- Profit before tax MSEK 82 (98)
- Earnings per share SEK 1.50 (2.10)
- Debt/equity ratio fell to 0.42 (1.17)
- Cash flow after investments (excluding acquisitions/divestments subsidiaries) improved to MSEK 59 (negative: 75)

Sapa in brief	**Q1 2002**	Q1 2001	Q1 2000
Net sales, MSEK[1]	**2,821**	3,126	2,580
Operating profit, MSEK[1]	**101**	162	176[2]
Profit before tax, MSEK[1]	**82**	98	150[2]
Operating margin, %[1]	**3.6**	5.2	6.8[2]
Cash flow after investments, MSEK[3]	**59**	-75	-187
Debt/equity ratio	**0.42**	1.17	0.74
Deliveries, tonnes	**70,660**	77,990	71,870

[1]Excluding Eurofoil and Autoplastics which were divested in 2001
[2]Excluding non-recurring items (see note, p 7)
[3]Excluding divestments/acquisitions subsidiaries

Comparisons according to the legal structure can be seen from the tables on pages 6 and 7.

"We now begin to see the positive effects on profit from our realised programmes of measures, which have led to lower cost levels and thereby strengthened competitiveness. The strong financial position of the Group from last year's divestments has also markedly improved the financial net", comments Staffan Bohman, President and CEO of Sapa.

"The quick downturn in volumes during the second half of 2001 slowed down during the first quarter of 2002. We now see signs of stabilisation on certain markets, with an increased order intake from previous low levels."

For further information, please contact
Staffan Bohman, CEO, tel. +46-8-459 59 11, Bo Askvik, CFO, tel. +46-8-459 59 18, or
Mikael Widell, Vice President IR & Communication, tel. +46-8-459 59 31.

This report is also available on Sapa's website on the Internet: www.sapagroup.com. A slide presentation of this release can be downloaded as a PDF-file. Select Investor Relations, Presentations.

Postal Address **Box 5505, 114 85 Stockholm** Office Address **Humlegårdsgatan 17** Org no **556001-6122**
Telephone **+46-8-459 59 00** Fax **+46-8-459 59 50** Internet **www.sapagroup.com**

January-March 2002

(excluding Eurofoil and Autoplastics which were divested in 2001)

Group net sales decreased during the first quarter by nearly 10 per cent to MSEK 2,821 (3,126). In this period, we saw a slowdown of the quick downturn in volumes that characterised above all the second half of 2001. The volumes of delivered aluminium products decreased with 9 per cent. Compared to the third and fourth quarters of 2001, an increase in volumes of 10 per cent is noticed.



Deliveries, tonnes
80 000
60 000
40 000
20 000
0
Q1-99
Q1-00
Q1-01
Q1-02

The profit trend during the first quarter 2002 was positive, compared to the negative development during the second half of 2001, the main reason being the effects of the ongoing programme of measures.

Group operating profit for the period, excluding non-recurring items, was MSEK 101 (162), corresponding to an operating margin of 3.6 per cent (5.2). Return on capital employed was 6.0 (12.8) per cent.

Profit before tax, excluding non-recurring items, amounted to MSEK 82 (98). Earnings per share was SEK 1.50 (2,10). The return on shareholders' equity added up to 3.6 (13.3) per cent.



Operating profit, MSEK
225
200
175
150
125
100
75
50
25
0
Q1-99
Q1-00
Q1-01
Q1-02

Group[1]	**Q1 2002**	Q4 2001	Q3 2001	Q2 2001	Q1 2001
Net sales, MSEK	**2,821**	2,735	2,718	3,022	3,126
Operating profit, MSEK[2]	**101**	14	60	137	162
Profit before tax, MSEK[2]	**82**	-26	26	95	98
Operating margin, %[2]	**3.6**	0.5	2.2	4.5	5.2
Deliveries, tonnes	**70,660**	63,030	63,760	72,870	77,990

[1]Excluding Eurofoil and Autoplastics which were divested in 2001
[2]Excluding non-recurring items

Sapa's profile operations represented nearly 84 per cent of the sales during the first quarter 2002.

In the US, the mood in the market for aluminium profiles is much more optimistic than in 2001, when the total market fell with 25 per cent. Sapa managed this downturn markedly better than our competitors, but could not avoid a drop in volumes. Sapa's volumes in the US during the first quarter 2002 were roughly unchanged compared to the same period last year.
In Europe, a certain stabilisation could be noticed. However, there is still a great variation between the individual geographical markets. Sapa's

Postal Address Box 5505, 114 85 Stockholm Office Address Humlegårdsgatan 17 Org no 556001-6122
Telephone +46-8-459 59 00 Fax +46-8-459 59 50 Internet www.sapagroup.com

operations in France and Poland had continued good sales during the first quarter. The Polish company continued to increase its exports, noticeably to Germany and The Czech Republic, which compensated for the strained market situation in Poland.

The other European markets showed a continued decline in deliveries during the first quarter. However, an improved order intake was noticed in, for instance, Sweden and The Netherlands.

Heat Transfer experienced a substantial decline during 2001, which resulted in low volumes of deliveries in the first quarter of 2002. Order intake has gradually strengthened during this year.

Customer Segments and Geographical Markets

The customer segments of the Group (excluding Eurofoil and Autoplastics) comprise a large number of industrial sectors with favourable growth potential and a large degree of technical content and expertise. During the first quarter, Building & Construction accounted for nearly 41 per cent of sales, followed by Transport & Automotive (24 per cent), Stockists (8 per cent), Engineering (8 per cent), and Domestic & Office Appliances (5 per cent). Other end users accounted for 14 per cent of sales.



Sales by geographical area
MSEK
Geographical sales growth
Average sales growth 16%
12
10
8
6
4
2
0
1997
1998
1999
2000
2001
Rest of world 27%
North America 59%
Rest of Europe 14%
Rest of EU 21%
UK 3%
Germany 9%
France 50%
Sweden 0%

During the last five years, today's Sapa had increased its sales with on average 16 per cent a year, from SEK 6.5 billion in 1997 to SEK 11.6 billion last year.

The strongest growth has been in the US, France and Portugal. Behind this growth are above all the strategic acquisitions of Anodizing Inc (the US), Intexalu (France), and Anodil (Portugal). These companies are now well integrated in the Sapa Group. Other markets where Sapa has had an especially good sales growth include Poland, China and Spain. The Group has defended its market shares on traditionally strong Sapa markets.

Sapa's aim is to continue to grow both organically and through strategic acquisitions on key prioritised markets.

FINANCING, LIQUIDITY AND SHAREHOLDERS' EQUITY

The Group's debt/equity ratio has improved during the last twelve months, and is now at the level of 0.42, compared to 1.17 at the same time last year,

Sapa AB
Postal Address Box 5505, 114 85 Stockholm Office Address Humlegårdsgatan 17 Org no 556001-6122
Telephone +46-8-459 59 00 Fax +46-8-459 59 50 Internet www.sapagroup.com

following the divestment of the foil operations and Autoplastics, as well as a strengthened cash flow in remaining operations. The improvement is in line with Sapa's long-term restriction of a debt/equity ratio below 1.0.

The Group's strengthened balance sheet markedly improved the financial net during the first quarter. The financial net amounted to an expense of MSEK 19 (expense: 83). The interest coverage ratio was 2.9.

The positive development of the cash flow continued during the first quarter. After investments (excluding acquisitions/divestments subsiduaries), Sapa had a positive cash flow of MSEK 59 during the first quarter (negative: 75). A contributing factor was that working capital as part of sales decreased.

Shareholders' equity decreased by MSEK 54 to MSEK 3,922. Translation differences have had a negative impact on shareholders' equity of MSEK 94.

Shareholders' equity per share rose with 6 per cent to SEK 108 (102). Group tax costs amounted to approximately 33 per cent (34).

INVESTMENTS

Group investments (excluding divested operations) during the first quarter totalled MSEK 92 (201), to be compared with depreciations of MSEK 117, including goodwill. The completion of the comprehensive investment programme within Heat Transfer at Finspång, Sweden, and a new vertical painting line in Vetlanda, Sweden, belong to the major investments of the period.

PERSONNEL

The average number of employees in the Sapa Group (excluding divested operations) during the first quarter was 6,702 (7,161), and amounted to 6,680 (7,119) by the end of the period.

THE SAPA SHARE

During the first quarter of 2002, the price of the Sapa share increased by 7.6 per cent. The Stockholm Exchange All-Share index fell with about 1.5 per cent during the same period. Until 2 May, the share rose by more than 16 per cent, while the All-Share index fell with more than 10 per cent during the same period.

OTHER

Repurchase of shares

On 30 November 2001, the Board of Directors voted to repurchase Sapa shares on the Stockholm Exchange, in a maximum amount of MSEK 100. In all, 338,300 shares have been repurchased, of which 110,000 during Q1 2002.

The company plans to repurchase shares in an amount equal to its commitment in accordance with the stock options issued (see below), which

Postal Address Box 5505, 114 85 Stockholm Office Address Humlegårdsgatan 17 Org no 556001-6122
Telephone +46-8-459 59 00 Fax +46-8-459 59 50 Internet www.sapagroup.com

will reduce the number of outstanding shares and voting rights by approximately 2 per cent.

Stock Options

At an Extra General Meeting on 6 February 2002, shareholders approved the Board of Directors' proposal to vote to issue a maximum 750,000 stock options on existing shares. The stock options are being offered to approximately 60 key employees within Sapa. The exercise price was set at SEK 188.

Sapa AB (publ)
Stockholm 6 May, 2002

STAFFAN BOHMAN
CEO

This interim report also includes:
Summary of Group income statement
Summary of Group balance sheet
Group key financial figures
Group cash flow
Changes in Group equity
Accounting principles
Non-recurring items

Report Dates 2002

Interim Report January-June 2002	9 August 2002
Interim Report January-September 2002	24 October 2002
Full-Year Report 2002	February 2003

This report has not been examined by the Company's auditors.

Postal Address Box 5505, 114 85 Stockholm Office Address Humlegårdsgatan 17 Org no 556001-6122
Telephone +46-8-459 59 00 Fax +46-8-459 59 50 Internet www.sapagroup.com

Consolidated income statements, MSEK	Q1 2002	Q1 2001	Jan-Dec 2001
Net sales	2,821.3	4,563.0	15,167.8
Cost of goods sold	-2,332.6	-3,802,9	-12,697.6
Gross profit	**488.7**	**760.1**	**2,470.2**
Selling and administrative expenses	-387.9	-533.3	-1,953.3
Other operating revenues/expenses	0.0	7.4	314.5
Operating profit	**100.8**	**234.2**	**831.5**
Financial items	-18.8	-82.9	-219.2
Profit after financial items	**82.0**	**151.3**	**612.3**
Tax	-27.3	-51.1	-145.8
Minority interest in net profit	1.2	0.3	0.1
Net result	**55.9**	**100.4**	**466.6**

Consolidated balance sheets MSEK	31 March 2002	31 March 2001	31 Dec 2001
Intangible assets	1,141.1	1,406.6	1,198.0
Tangible assets	2,729.6	4,378.9	2,819.9
Financial assets	94.6	188.0	92.6
Inventories	1,449.4	2,503.1	1,591.2
Current receivables	2,502.1	3,994.1	2,350.7
Liquid funds	389.9	733.7	1,027.0
Total assets	**8,306.7**	**13,204.3**	**9,079.5**
Shareholders' equity	3,921.7	3,717.2	3,976.2
Interest-bearing liabilities and provisions	1,997.3	5,091.0	2,760.3
Interest-free liabilities and provisions	2,387.6	4,396.1	2,343.0
Total shareholders' equity and liabilities	**8,306.7**	**13,204.3**	**9,079.5**

Key figures and other information[1]	Q1 2002	Q1 2001	Jan-Dec 2001
Return on shareholders' equity, %[2]	3.6	13.3	4.8
Numbers of shares, '000	36,566	36,617	36,617
Earnings per share, SEK[2]	1.50	2.75	5.00
Earnings per share, incl non-recurring items, SEK	-	-	12.75
Earnings per share after full conversion, SEK[2]	1.50	2.70	4.95
Earnings per share, incl non-recurring items, after full conversion SEK, kr[2]	-	-	12.60
Shareholders' equity per share, SEK	107.57	101.5	108.75
Return on capital employed, %[2]	6.0	12.8	7.5
Operating margin, %[2]	3.6	5.1	3.5
Capital turnover rate, Multiple	2.0	2.3	2.1
Equity/assets ratio, %	47	28	44
Debt/equity ratio[2]	0.42	1.17	0.44
Net debt, MSEK	1,607	4,357	1,733
New and replacement investments, MSEK	86	201	595
Average number of employees	6,510	9,724	8,888

[1]Key ratios calculated based on rolling twelve-month values
[2]Excluding non-recurring items

Postal Address Box 5505, 114 85 Stockholm Office Address Humlegårdsgatan 17 Org no 556001-6122
Telephone +46-8-459 59 00 Fax +46-8-459 59 50 Internet www.sapagroup.com

Cash flow MSEK	Q1 2002	Q1 2001	Jan-Dec 2001
Operating profit	**100.8**	234.2	831.5
Depreciations	**116.7**	171.7	607.5
Other items not affecting liquidity	**-11.1**	7.1	-338.2
Interest received/paid	**-37.3**	-96.8	-235.6
Income tax paid	**-18.5**	-94.7	-248.8
Change in working capital	**-13.5**	-97.2	271.7
Cash flow from ongoing operations	**137.1**	124.4	888.1
New and replacement investments	**-86.1**	-201.1	-594.5
Company acquisitions/divestments	**-**	-	1,727.3
Sales of fixed assets and changes in financial fixed assets	**7.6**	1.8	26.5
Cash flow after investments	**58.7**	-75.0	2,047.4
Financing	**-661.8**	216.3	
Share issue/repurchase of shares	**-16.7**	-	-7.1
Dividend	**-**	-	-183.1
Cash flow	**-619.8**	141.3	430.8

Changes in equity MSEK	Q1 2002	Q1 2001
Opening balance	**3,976.2**	3,467.1
Translation differences	**-93.7**	149.7
Dividend	**-**	-
Share issue/repurchase of shares	**-16.7**	-
Net result	**55.9**	100.4
Outgoing balance	**3,921.7**	3,717.2

Accounting principles

This interim report was made in accordance with the Swedish Financial Accounting Standards Council's recommendation RR20. interim reporting. The application of the current recommendations from 2002 has not had a material influence on the company's result and position for earlier periods.

Non-recurring items (before tax)
2001: capital gain of MSEK 678 from sale of the Eurofoil business (Q2 and Q3), write-down of goodwill in Autoplastics, MSEK 174 (Q2), capital loss of MSEK 135 from sale of Autoplastics (Q3), provisions of MSEK 65 for close-down of operations, and other restructuring measures. Included in other operating revenues/expenses
2000: capital gain of approx. MSEK 230 from sale of Securistyle (Q1)

Sapa AB
Postal Address **Box 5505, 114 85 Stockholm** Office Address **Humlegårdsgatan 17** Org no **556001-6122**
Telephone **+46-8-459 59 00** Fax **+46-8-459 59 50** Internet **www.sapagroup.com**

Press Release

10 april 2002

Bulletin from the Sapa AB Annual General Meeting

In his speech before the Annual General Meeting in Vetlanda, President and CEO Staffan Bohman commented on and summarised the development of the full year 2001, and presented preliminary figures for the first quarter 2002.

"We now begin to see the positive effects on profit from our realised programmes of measures, which have led to lower cost levels and thereby strengthened competitiveness. The strong financial position of the Group from last year's divestments has also markedly improved the financial net", comments Staffan Bohman, CEO and President of Sapa.

The Annual General Meeting approved the proposed dividend to shareholders of SEK 5.00 per share. The record date was determined as Monday, 15 April, 2002. The dividend is scheduled to be paid on Thursday, 18 April, 2002.

The Meeting discharged the members of the Board and the Presidents and Chief Executives from responsibility for 2001 operations.

The Meeting authorized the Board to decide on the purchase and transfer of the company's own shares in line with the Board's proposal.

The Meeting decided that the Board should consist of eight members and no deputies. The current Board members Per-Olof Eriksson, Staffan Bohman, Anders Carlberg, Ole Enger, Lennart Evrell, Leif Gustafsson, Arne Karlsson and Mats Qviberg were re-elected.

Vetlanda 10 April, 2002

The Board of Directors
Sapa AB

For further information, please contact Mikael Widell, Vice President Communication and Investor Relations, tel: +46-70-311 99 60.

This information is also available on Sapa's website on the Internet: www.sapagroup.com

Press Release

10 april 2002

Preliminary Quarterly Information
January-March 2002

If nothing else is stated, all information refers to the Sapa Group excluding Eurofoil and Autoplastics, which were divested in 2001. The table on page 2 show the legal comparisons.

- Operating profit amounted to MSEK 101 (162)
- Positive profit trend during Q1 2002
- Profit before tax amounted to MSEK 82 (98)
- Earnings per share SEK 1.5 (2.1)

Sapa in brief	**Q1 2002**	Q4 2001	Q3 2001	Q2 2001	Q1 2001
Net sales, MSEK	**2,821**	2,735	2,718	3,022	3,126
Operating profit[1], MSEK	**101**	14	60	137	162
Profit before tax[1], MSEK	**82**	-26	26	95	98
Operating margin[1], %	**3.6%**	0.5%	2.2%	4.5%	5.2%
Deliveries, tonnes	**70,660**	63,030	63,760	72,870	77,990

[1]Excluding non-recurring items

"We now begin to see the positive effects on profit from our realised programmes of measures, which have led to lower cost levels and thereby strengthened competitiveness. The strong financial position of the Group from last year's divestments has also markedly improved the financial net", comments Staffan Bohman, CEO and President of Sapa.

First Quarter 2002

Group net sales amounted to MSEK 2,821 (3,126). In comparison with the third and fourth quarters of 2001, there was an increase in volumes of 10 per cent.



Operating profit, MSEK
180
160
140
120
100
80
60
40
20
0
Q1 2001
Q2 2001
Q3 2001
Q4 2001
Q1 2002

Group operating profit amounted to MSEK 101 (162). The profit trend during the first quarter 2002 was positive, compared to the negative development during the second half of 2001.

Group operating margin was 3.6 per cent (5.2). Profit before tax amounted to MSEK 82 (98). The financial net improved after the realised divestments and a strengthened cash flow. Profit after tax amounted to MSEK 55, corresponding to earnings per share of SEK 1.5 (2.1).

The volumes fell during the period with 9 per cent, in comparison with the same period in 2001. During the fourth quarter of 2001, the volumes fell with 17 per cent.

Sapa AB

Postal Address **Box 5505, 114 85 Stockholm** Office Address **Humlegårdsgatan 17** Org no **556001-6122**
Telephone **+46-8-459 59 00** Fax **+46-8-459 59 50** Internet **www.sapagroup.com**

Sapa Group including Eurofoil and Autoplastics

Income statement in summary (MSEK)	**Q1 2002**	Q1 2001
Net sales	**2,821**	4,563
Costs	**-2,720**	-4,329
Operating profit	**101**	234
Financial net	**-19**	-83
Profit after financial items	**82**	151
Tax and minority interest	**-27**	-51
Net result	**55**	100
Earnings per share, SEK	**1.5**	2.7

The full quarterly report for the period January-March 2002 will be presented on 6 May.

Sapa AB (publ)
Vetlanda 10 april, 2002

For further information, please contact
Staffan Bohman, CEO, tel: +46-8-459 59 11, Bo Askvik, CFO, tel: +46-70-819 59 18,
or Mikael Widell, Vice President Communication and Investor Relations, tel: +46-70-311 99 60.

This information is also available on Sapa's website on the Internet: www.sapagroup.com

Press Release

9 April 2002

Sapa releases preliminary quarterly information on 10 April

Sapa AB will present preliminary figures for the first quarter of 2002 in conjunction with the Annual General Meeting in Vetlanda, Sweden, on 10 April 2002. The full quarterly report for the period January-March 2002 will be presented as previously planned on 6 May.

"Since we already have a good notion of the result for the first quarter, we want to communicate the preliminary figures to our shareholders and the financial market in connection with the Annual General Meeting", says Staffan Bohman, President and CEO of Sapa.

For further information please contact Mikael Widell, Vice President Communication and Investor Relations, Tel: +46-70-311 99 60.

Sapa is an international industrial group focused on high value-added products based on the lightweight material aluminium. The products include profiles and heat-transfer strip in aluminium. Sapa has a turnover of approximately 12 billion SEK with 7,000 employees all over Europe and in USA and China. Sapa is one of Europe's leading companies within its field and the customers are found in the transport-, building-, engineering- and telecom industries. Sapa is registered on the A-list of Stockholmsbörsen.

Further information about Sapa can be found on our web site; www.sapagroup.com

Sapa AB

Postal Address **Box 5505, 114 85 Stockholm** Office Address **Humlegårdsgatan 17** Org no **556001-6122**
Telephone **+46-8-459 59 00** Fax **+46-8-459 59 50** Internet **www.sapagroup.com**

Press Release

11 March 2002

Annual General Meeting of Sapa AB (publ)

The shareholders of Sapa AB (publ) are hereby invited to attend the Annual General Meeting on Wednesday, April 10, 2002, at 3 p.m. at Sapa Profiler AB, P4, Metallvägen, Vetlanda. Registration will commence at 2 p.m. Light refreshments will be served before the meeting. In connection with the meeting the production of aluminium profiles will be presented.

Notice of participation, etc.

Shareholders who wish to participate in the General Meeting must be registered as shareholders in the printout of the share register provided by VPC AB ("VPC") on Thursday, March 28, 2002, and notify the Company of their intention to participate in the General Meeting not later than 4 p.m. on Friday, April 5, 2002.

Notice of participation should be communicated by mail to Sapa AB, Legal Department, Box 5505, SE-114 85 Stockholm, Sweden, or by telephone to +46-8-507 126 17, or by fax to +46-8-459 59 90.

In the notification of participation in the General Meeting, shareholders shall state their name/corporate name, personal identity number/corporate registration number, the address to which the admission card to the General Meeting should be sent and telephone number.

Proxies, registration certificates and other documents of authorization shall, in order to facilitate admission to the General Meeting, be with to the Company at the above address by Friday, April 5, 2002, at the latest.

The admission card to the General Meeting should be received by shareholders by Tuesday, April 9, 2002.

How to be recorded in the share register

The share register of the Company is maintained by VPC. The shares are recorded in the share register either in the owner's name or in the name of a trustee. In addition to notifying the Company as stated above, shareholders must ensure that the shares are registered in their own name by Thursday, March 28, 2002, in order to be eligible to participate in the General Meeting.

To ensure that shares which are registered in the name of a trustee are re-registered in the shareholder's own name prior to this date, shareholders should request their trustees to effect a temporary voting-right registration via VPC in sufficient time prior to Thursday, March 28, 2002.

Meeting agenda

1. Opening of the General Meeting and election of chairman to preside over the Meeting
2. Approval of the Agenda
3. Preparation and approval of the list of shareholders entitled to vote at the General Meeting
4. Election of two persons to check the minutes
5. Determination of whether the General Meeting has been duly convened.
6. Presentation by the CEO
7. Presentation of the annual report and auditors' report for the Parent Company and the Group

8. Approval of the income statements and balance sheets for the Parent Company and the Group
9. Adoption of the disposition to be made of the Company's profits as shown in the balance sheet adopted by the General Meeting, plus adoption of a record date for the dividend
10. Decision regarding the discharge from liability of the members of the Board of Directors and the Managing Director
11. Decision regarding the number of members and deputy members of the Board of Directors to be elected by the General Meeting
12. Determination of the remuneration to the Board of Directors and the auditors
13. Election of the members and deputy members of the Board of Directors
14. Decision regarding authorization of the Board of Directors to decide on acquisitions and divestments of shares in the Company
15. Miscellaneous matters

Proposals for resolutions
Shareholders representing more than 50% of the voting rights in the Company have informed that they will support following proposals for resolutions.

Item 11
Eight members and none deputy member of the Board of Directors.

Item 12
The remuneration to those members of the Board of Directors which are appointed by the General Meeting shall be SEK 1,600,000, to be divided according to the decision by the Board. Remuneration to the auditors shall paid according to invoice.

Item 13
Per-Olof Eriksson, Staffan Bohman, Anders Carlberg, Ole Enger, Lennart Evrell, Leif Gustafsson, Arne Karlsson and Mats Qviberg as proposed for reelection as members of the Board of Directors.

Acquisition and sale of own shares
Item 14
The Board of Directors proposes that the General Meeting authorizes the Board, during the period up to the next Annual General Meeting, to decide on purchase, on one or several occasions, of shares in the Company in a maximum number which does not exceed 10 percent of the total number of shares outstanding in the Company. The *purchase price of the shares shall be the market price prevailing on the date of purchase.* Repurchases of shares may be made on a stock exchange. The authorisation of the Board includes the possibility to decide to divest repurchased shares on terms corresponding for purchases, including the right to disregard the preferential rights of shareholders to acquire shares. Any sale of shares may be made on a stock exchange, or otherwise than via a marketplace, in which case payment may be made in a form other than money.

The purpose of any repurchase or divestment of the Company's own shares shall be to achieve added value for the Company's shareholders, inter alia, using the repurchased shares as payment for acquisitions of new entities, or to secure undertakings made by the Company in the personnel options program.

Dividend, etc
The Board of Directors proposes that the General Meeting approves payment of a dividend of SEK 5.00 per share. Monday, April 15, 2002 has been proposed as the record date for which shareholders are entitled to receive the dividend. Subject to approval thereof by the General Meeting the dividend payments will be distributed by VPC to said shareholders on Thursday, April 18, 2002.

Stockholm in March 2002
Sapa AB (publ)
The Board of Directors

Press Release

6 February 2002

Bulletin from Sapa AB's Extraordinary General Meeting

Sapa AB's Extraordinary General Meeting in Stockholm approved the proposal from the Board to authorise the issue of maximum 750,000 stock options based on existing shares in the company. This offer is proposed to include about 60 key employees in Sapa. The offer will consist of a maximum of 40,000 options per person.

The exercise price was set at SEK 188, which is 125 per cent of the average share price during a period in connection with the Extraordinary General Meeting. The options will be allotted without compensation and have a duration of about three years.

For further information please contact Mikael Widell, Vice President Investor Relations and Communication, telephone +46-70-311 99 60.

Sapa is an international industrial group focused on high value-added products based on the lightweight materials aluminium and plastics. The products include profiles and heat-transfer strip in aluminium to components and systems in plastics for the automotive industry. Sapa has a turnover of more than 12 billion SEK with 6,700 employees all over Europe and in USA and China. Sapa is one of Europe's leading companies within its field and the customers are found in the transport-, building-, engineering- and telecom industries. Sapa is registered on the A-list of the OM Stockholm Exchange.

Further information about Sapa can be found on our web site; www.sapagroup.com